Exhibit 4.9

MEMORANDUM OF OUTSTANDING — RE: EMPLOYMENT

Made in the City of Toronto, in the Province of Ontario, Canada, this 10th day of February, 2014

BETWEEN:

POET Technologies Inc. (formerly “OPEL Technologies Inc.”), a body corporate continued under the laws of the Province of Ontario

(hereinafter called the “Company”)

OF THE SECOND PART

AND:

Peter Copetti residing in the City of Toronto, Ontario

(hereinafter called the “Employee”)

OF THE SECOND PART

WHEREAS, by Consulting Agreement dated June 8th, 2012, the Company engaged the services of Employee to act as Executive Director of the Company for a period of 12 months starting on June 1st, 2012.

AND WHEREAS, in May 2013, the Directors have agreed to extend the term of the Agreement for an additional 6 months to November 30, 2013.

AND WHEREAS, the Company is effecting changes in management, whereby Employee would terminate his services of Executive Director and commence serving as Executive Chairman and Interim CEO commencing on February 10th, 2014.

AND WHEREAS, the Employee will be immediately placed on the Company’s payroll.

FOR VALUABLE CONSIDERATION it is hereby agreed as follows:

1.                          The Company and Employee agree to negotiate in good faith with a view to concluding and delivering a Definitive Employment Agreement to contain such warranties, representations, conditions and covenants as are satisfactory to each party including the following:

Position:	Executive Chairman and Interim Chief Executive Officer.

Term:	Expiring December 31st, 2015.

Placement of Employment:	Office of the Company currently located at Suite 501, 121 Richmond Street West, Toronto, ON M5H 2K1 and/or Copetti’s home office in Toronto, Ontario Canada.

Hours of Work:

40 hours per week from Monday to Friday, and such other times as may be required to meet the requirements of the position - not entitled to overtime regardless of how many hours worked in any month or year.

Base Salary:

$20,000 per month (or $240,000 per year) retroactive to January 1st, 2014. For greater certainty, this base salary shall be payable in lieu of any consulting fees payable under the the Employees prior Consulting Agreement for the same period.

Stock Options:

The Executive shall be eligible for grants of Stock Options (“Options”) when and as determined by the Board of Directors consistent with the eligibility for, and grants to, senior executive employees of the Company. The terms and conditions of any Options will be more fully described in a certain separate option agreements by and between the Company and the Executive (the “Option Agreement”). Upon termination for other than cause and death, all of the Employee’s unvested options will vest immediately and all of the Employee’s outstanding options will remain in force for a period of 12 months.

Annual Bonus:

Employee will be considered on annual basis for a bonus based on a performance matrix to be later determined by the Compensation Committee and approved by the Board of Directors. The amount of the bonus will be set in February of the following year.

Paid Vacation:	4 weeks per year.

Sick Leave:	5 days per year.

Statutory Holidays:	New Year’s Day, Family Day, Good Friday, Victoria Day, Canada Day, Lord Simcoe Day, Labour Day, Thanksgiving, Christmas Day, Boxing Day and any other days which may legislated in the future.

Termination:

By Employee, at any time and for any reason, upon 4 weeks written notice. By the Company, without notice, at any time, if there is cause to dismiss. By the Company, at any time and for any reason, upon written notice and the appropriate Severance Payment(s).

Severance Payment:	Payment of 12 months of wages.

Expenses:	Prompt reimbursement for all bonafide expenses incurred in connection with the duties hereunder subject to the approval of the Chief Financial Officer.

Staff compensation:

The Employee will be empowered with the authority, at his sole discretion, to hire and negotiate compensation packages for all non-executive personnel under his direct supervision, whose annual gross individual cash compensation is less than $100,000 and on aggregate basis for all such personnel does not exceed $450,000 annually. In addition, the Employee will be empowered with the authority to award annual bonuses for existing contractors and employees, but not to exceed 35% of base salary.

2.                          This agreement and the Definitive Employment Agreement must be submitted to the Compensation Committee of the Company for recommendation and must be submitted to the Board of Directors for approval and ratification.

3.                          For greater certainty, the Definitive Employment Agreement will, to the extent possible, be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.                          All notices, documents, requests, demands and other communications required or permitted hereunder, or desired to be given with respect to this Agreement by any party to this Agreement shall be in writing and shall be deemed duly served if delivered in person and left with a secretary or other employee at the relevant address set forth below; or sent by same-day or next-day courier; or sent by facsimile transmission with record of such transmission; or sent by an email which could include an attachment of a standard format electronic document provided a hard copy is sent by regular mail or the recipient acknowledges receipt of said email, to the attention of that party as set forth below:

•                  In the case of POET Technologies Inc.:

Sent to:	Michel Lafrance, Corporate Secretary

Email address:	mjl@poet-technologies.com

Postal address:	Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1

Fax:	(416) 861-0749

With a copy to:	John O’Donnell, Solicitor

Email address:	johnodonnell@stikeman.to

Postal address:	Stikeman Keeley Spiegel Pasternack LLP
Suite 2300, 200 Front Street West
Toronto, Ontario M5V 3K2

Fax:	(416) 365-1813

•                  In the case of Peter Copetti sent to him as follows:

Email address:	copetti@rogers.com

Postal address:	104 Lord Seaton Road, Toronto, Ontario, Canada M2P 1K5

IN WITNESS WHEREOF this Agreement has been executed as of the day, month and year first above written.

POET TECHNOLOGIES INC.

		Per:	/s/ Michel Lafrance
Michel Lafrance, Secretary

	)	Peter Copetti
)
)
/s/ John F. O’Donnell	)
Witness	)	/s/ Peter Copetti